SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PATNI COMPUTER SYSTEMS LIMITED

(Name of Subject Company)

PATNI COMPUTER SYSTEMS LIMITED

(Name of Person(s) Filing Statement)

Equity Shares, par value Rs. 2.0 per share

American Depositary Shares each representing two Equity Shares

(Title of Class of Securities)

703248203*

(CUSIP Number of class of Securities)

Phaneesh Murthy

Chief Executive Officer

Akruti Softech Park,

MIDC Cross Road No. 21

Andheri (E), Mumbai 400 093

India

Tel. No.:  +91 22 6693 0500

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

with a copy to:

Marcia A. Wiss, Esq.

Peter Kohl, Esq.

Joseph G. Connolly, Jr., Esq.

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, D.C. 20004

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

* This CUSIP applies to the American Depositary Shares.  No CUSIP has been assigned to the Equity Shares.

ITEM 1.                             SUBJECT COMPANY INFORMATION.

Name and Address.  The name of the subject company is Patni Computer Systems Limited, a public limited company organized under the laws of India (the “Company” or “Patni”). The address of the principal executive office of the Company is Akruti Softech Park, MIDC Cross Road No. 21, Andheri (E), Mumbai - 400 093, India, and the telephone number of such office is +91 22 6693 0500. The Company’s North American headquarters is located at One Broadway, Cambridge, MA 02142.

Securities.  The title of the class of securities to which this Schedule 14D-9 relates is the equity shares, par value Rs. 2 per share (the “Shares” or “Common Stock”), issued by the Company.  Until May 28, 2012, the Shares were listed in India on the National Stock Exchange of India Limited (the “NSE”) and the Bombay Stock Exchange Limited (the “BSE”, together the “Indian Stock Exchanges”).

Holders of American Depository Shares, each representing two Shares, issued under an American Depository Receipts facility, established on December 7, 2005, with The Bank of New York Mellon as depository (the “ADSs”), may not tender their ADSs directly into the Delisting Offer during the Subsequent Offering Period (as defined below).  However, holders of ADSs who exchange their ADSs for underlying Shares can tender those Shares into the Delisting Offer’s Subsequent Offering Period.  The ADSs are listed on the New York Stock Exchange (the “NYSE”).

As of April 19, 2012. Patni had issued and outstanding 135,721,327 Shares (including Shares represented by ADSs), approximately 17.17% of which are issued in the form of ADSs.

ITEM 2.                             IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address. This Schedule 14D-9 is being filed by the Company, whose name, business address and business telephone number are set forth in Item 1 above and which are incorporated herein by reference.

Tender Offer.  This Solicitation/Recommendation Statement on Schedule 14D-9 relates to the tender offer by Pan-Asia iGate Solutions (“Pan-Asia” or the “Acquirer”) to purchase all the issued and outstanding Shares (including those represented by ADSs that are converted into Shares), of the Company not already owned by the Acquirer and iGATE Global Solutions Limited (“iGATE India” and together with the Acquirer, the “Promoters”) and their affiliates (the “Delisting Offer”). The Promoters are both subsidiaries of iGATE Corporation, a Pennsylvania corporation (“iGATE”). The Acquirer’s Delisting Offer is being made in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (the “Delisting Regulations”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, other than the relief received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) by letter dated May 25, 2012.

The Delisting Offer is being made upon the terms and subject to the conditions set forth in an Exit Letter of Offer dated May 22, 2012 (the “Exit Letter of Offer”), which is included as an exhibit in Amendment No. 1 to the combined tender offer statement on Schedule TO and Schedule 13E-3 (filed in accordance with general Instruction J to Schedule TO) filed with the SEC by Patni, iGATE and the Promoters on May 25, 2012 (collectively, the “Schedule TO”). The initial offering period of the Delisting Offer (the “Initial Offering Period”) expired on March 30, 2012 and the subsequent offering period commenced on May 28, 2012 and will remain open until May 27, 2013 (the “Subsequent Offering Period”).

All purchases made during the Subsequent Offering Period of the Delisting Offer will be paid in Indian Rupees.  However, the cash consideration to be paid to the U.S. holders of Shares and holders of ADSs who exchange their ADSs for the underlying Shares, who tender their Shares in the Delisting Offer during the Subsequent Offering Period in the United States, may be paid, at the holder’s option, in U.S. dollars after being converted at the U.S. dollar spot rate against the Indian exchange rate on the day on which funds are received from the Promoters by the receiving agent or its custodian.  The Promoters will pay the administrative fees and expenses of converting Indian Rupees to U.S. dollars during the Subsequent Offering Period.

According to the Schedule TO:

•                  iGATE is a Pennsylvania corporation listed on the NASDAQ Global Select Market, with its registered office at Park West Two - Suite 401, 2000 Cliff Mine Road, Pittsburgh, PA 15275.  iGATE Corporation’s principal executive offices are located at 6528 Kaiser Drive, Freemont, California 94555, and its telephone number is (510) 896-3015.

•                  Pan-Asia is an unlisted company incorporated under the laws of the Republic of Mauritius, with its registered office at IFS Court Twenty Eight, Cybercity, Ebene, Mauritius. Pan-Asia iGATE Solutions’ telephone number is +230 467 3000.

•                  iGATE India is an unlisted company organized under the laws of India, with its registered office at 158-162(P) & 165(P)-170(P), EPIP Phase II, Whitefield, Bangalore - 560 066, India. iGATE Global Solutions Limited’s telephone number is +91 80 4104 0000.

•                  For the avoidance of doubt, iGATE is the parent of Pan-Asia and iGATE India, but it will not acquire any of Patni’s Shares.

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO concerning the Promoters, iGATE or any of its affiliates, officers or directors or any failure by the Promoters or iGATE to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.  Information included in the Schedule TO regarding Patni, iGATE and the Promoters was provided by Patni, iGATE and the Promoters, respectively.  Neither Patni, iGATE nor the Promoters warrants the accuracy of information provided by the other companies in the Schedule TO.

ITEM 3.                             PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Conflicts of Interest.

Except as described in this Item 3, to the Company’s knowledge, there is no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Promoters, iGATE or any of their executive officers, directors or affiliates.

On January 10, 2011, the Promoters entered into certain definitive agreements to acquire a majority stake in Patni (the “Patni Acquisition”).  The Patni Acquisition involved acquiring 60.1 million Shares or 45.6% of the then outstanding share capital from the then promoters of Patni (43.6% of the then outstanding share capital on a fully diluted basis) and 22.9 million Shares (inclusive of the ADSs representing 20.2 million Shares) or 17.4% of the then outstanding share capital of Patni from General Atlantic Mauritius Limited (16.6% of the then outstanding share capital on a fully diluted basis).  In accordance with the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the  Exchange Act and the rules and regulations of the SEC, the Promoters made a mandatory open public offer on April 8, 2011 to the other shareholders of Patni to purchase up to an additional 20.6% of the then outstanding Shares of Patni (20% of the then outstanding share capital on a fully diluted basis). The mandatory open offer closed on April 27, 2011 and was oversubscribed.

On May 12, 2011, the Promoters completed the Patni Acquisition. The Patni Acquisition and the mandatory tender offer was valued at $1.2 billion. As a result of the Patni Acquisition and the mandatory tender offer, as of December 2, 2011, the Promoters and their affiliates held approximately 110.1 million Shares, representing 80.38% of the total Shares outstanding on a fully diluted basis.

Under Patni’s Articles of Association, Patni’s board of directors is required to consist of not less than three directors and not more than 12 directors.  Patni’s Articles of Association also provide that iGATE and the Promoters have the right to appoint the majority of Patni’s board of directors.  In connection with the Patni Acquisition, iGATE and the Promoters appointed Phaneesh Murthy and Shashank Singh to Patni’s board in February 2011 and Göran Lindahl in May 2011.

As discussed below in Item 4, the interested directors did not participate in the Patni board deliberations on the Delisting Proposal (as defined below) and the interested directors did not vote on the Delisting Proposal at Patni’s November 16, 2011 board meeting. Similarly, the interested directors did not participate in the independent directors’ determination as to the fairness of the Discovered Price (as defined below) or the determination to recommend to the minority shareholders that they tender their Shares to the Acquirer during the Subsequent Offering Period.

ITEM 4.                             THE SOLICITATION OR RECOMMENDATION.

Background.

On November 11, 2011, the Promoters delivered to Patni’s board of directors a notice, the effect of which was to notify Patni of the Promoters’ intention to acquire the Shares held by Public Shareholders (as defined below) and to delist the Shares from the Indian Stock Exchanges (the “Delisting Proposal”). On November 16, 2011, the independent non-interested members of Patni’s board of directors approved the Delisting Proposal.  Pursuant to India’s Companies Act, 1956 and the Delisting Regulations, Patni’s shareholders were also required to approve the Delisting Proposal by a special resolution supported by three quarters of the votes cast by the shareholders.  In addition, pursuant to the Delisting Regulations, the Delisting Proposal could only proceed if the votes cast by the Public Shareholders in favor of the Delisting Proposal amounted to at least two times the number of votes cast by the Public Shareholders against it.  The term Public Shareholders is defined under the Delisting Regulations to mean the holders of Shares, other than (a) the Promoters; and (b) the holders of depositary receipts issued overseas against Shares held with a custodian and; (c) such custodian (“Public Shareholders”). In accordance with the Delisting Regulations, Patni mailed the postal ballot materials to all the holders of Patni’s Shares on December 9, 2011, in order to enable its shareholders to vote on the Delisting Proposal.  In addition, Patni mailed additional voting instruction materials to holders of Patni’s ADSs on December 9, 2011. On January 6, 2012, the shareholders of Patni approved the Delisting Proposal by the required three-fourths vote requirement and the Public Shareholders approved the Delisting Proposal by the required “2:1” positive vote requirement.

Under the Delisting Regulations, the Delisting Offer involved a price discovery mechanism, which is known in India as a “Reverse Book Building Process.” The Discovered Price (as defined below) is the price at which the Shares of the Public Shareholders were and will be purchased pursuant to the Delisting Offer.  The Discovered Price was determined pursuant to a combination of a tendering and bidding process available to the Public Shareholders of Patni in accordance with the Delisting Regulations. The Discovered Price is the price at which the largest number of Shares were tendered by the Public Shareholders or such higher price as determined by the Promoters.

For the Delisting Offer to be successful, the shareholding of the Promoters (along with persons acting in concert with them) taken together with the Shares accepted through eligible bids at or below the Discovered Price had to reach the higher of (i) 90% of the total issued Shares of that class excluding the Shares which are held by a custodian and against which depository receipts have been issued overseas; and (ii) the aggregate percentage of the Promoters’ shareholding (along with persons acting in concert) prior to the Delisting Offer and 50% of the offer size. Those necessary shareholding thresholds were met during the Initial Offering Period.

On March 14, 2012, the Promoters published a public announcement in India to the Public Shareholders of Patni commencing the Delisting Offer to acquire all outstanding Shares held by such holders in accordance with the Delisting Regulations, and on the terms and subject to the conditions set forth in the public announcement and a bid letter dated March 14, 2012 (the “Bid Letter”).  In accordance with the Delisting Regulations, such Public Shareholders proposed a discovered price of Rs. 520 per Share.  On April 10, 2012, after expiration of the Initial Offering Period, the Promoters published a public announcement in India to accept the discovered price of Rs. 520 per Share (the “Discovered Price”) and to accept all the bids for 15,992,267 Shares that were made at or below the Discovered Price.  On April 13, 2012, the Promoters completed the payment of the Discovered Price to the Public Shareholders who had validly tendered their Shares at or below the Discovered Price.

As required by the Delisting Regulations, the Promoters have commenced the Subsequent Offering Period to purchase all remaining outstanding Shares not owned by the Promoters at the Discovered Price.

Following the acquisition of Shares for the Discovered Price, Patni filed an application to withdraw the Shares from trading on the Indian Stock Exchanges. The Indian Stock Exchanges notified their members on May 7, 2012 that trading in the Shares would be discontinued on May 21, 2012, and that the Shares would be delisted from the Indian Stock Exchanges on May 28, 2012. In addition, upon consummation of the Delisting Offer, Patni’s ADSs will be delisted from trading on the NYSE, and if the deregistration provisions of the Exchange Act and the rules promulgated thereunder have been satisfied, Patni will seek to deregister its ADSs under the Exchange Act and will no longer file reports and furnish information to the SEC.

Solicitation or Recommendation.

Background

On November 16, 2011, the independent non-interested directors of Patni’s board of directors unanimously approved the Delisting Proposal and, in accordance with the Delisting Regulations, recommended that the holders of Patni’s Shares approve the Delisting Proposal. The independent non-interested directors of the board of directors of Patni believe that the Delisting Offer is procedurally fair to, and in the best interests of, Patni, the Public Shareholders and the holders of ADSs who tender their shares into the Delisting Offer and at the November 16, 2011 meeting determined to recommend that a Public Shareholder submit his, her or its bid and tender his, her or its Shares to the Acquirer once the Delisting Offer has commenced.

The independent non-interested directors of Patni believe that the process dictated by the Delisting Regulations will result in procedural fairness for the unaffiliated holders of Shares and the ADS holders because the purchase price is determined by the Public Shareholders.  As described above, the Delisting Offer involves a price discovery mechanism, which is known in India as a Reverse Book Building Process.  The non-interested directors of Patni believe that the Reverse Book Building Process is a fair way to price the Shares because the purchase price is the price at which the largest number of Shares were tendered by the Public Shareholders during the Initial Offering Period.

In reaching its decision to approve the delisting of the Shares and the ADSs, and to recommend that a Public Shareholder of Patni vote to approve the delisting, submit his, her or its bid and tender his or her Shares to the Acquirer, the independent non-interested directors of the board of directors of Patni consulted Patni’s management and Patni’s financial and legal advisors and considered a number of factors as more fully described below.

Patni’s Position Regarding Procedural Fairness of the Delisting Proposal. The independent non-interested directors of Patni have concluded that the Delisting Proposal was procedurally fair to the unaffiliated minority holders of Patni’s Shares and ADSs based on the following factors:

Board and Shareholder Approval Process.

•                  Upon receipt of the Delisting Proposal and prior to the formal board meeting of Patni’s board of directors on November 16, 2011, the independent non-interested directors of Patni (consisting of Mr. Arun Duggal, Mr. Vimal Bhandari and Mr. Jai Pathak) (i) had informal discussions on the Delisting

Proposal and (ii) engaged and sought the advice of Hogan Lovells US LLP, as U.S. counsel, and Wadia Ghandy & Co., as Indian counsel, on the obligations of the Patni board of directors in its review of the Delisting Proposal under the laws of the United States and India.

•                  In addition to the engagement of legal counsel, the independent non-interested directors engaged Price Waterhouse & Co (“PW & Co”), as a financial advisor, to evaluate the benefits and detriments of the Delisting Proposal for Patni, its employees and the minority shareholders of Patni.  PW & Co was specifically instructed by the independent non-interested directors of Patni not to consider the potential benefits to the Promoters from the Delisting Proposal.

•                  Patni’s board, acting through the independent non-interested directors and understanding their fiduciary duties under Indian corporate law, recognized that the role of the independent non-interested directors in considering the Delisting Proposal is to protect the interests of the minority shareholders of the Company and its employees.

•                  Prior to commencing the discussions on the Delisting Proposal at the formal meeting of the board on November 16, 2011, Mr. Arun Duggal, the Chairman of the meeting asked all the persons present at the meeting whether any of them would have a conflict of interest with regards to the Delisting Proposal and for such conflicting interest to be declared.  Mr. Phaneesh Murthy and Mr. Shashank Singh disclosed that they would be deemed to be interested in the Delisting Proposal, and they have a conflict because of their relationship with the Promoters and Mr. Sujit Sircar disclosed that he would also be deemed to be interested in the Delisting Proposal and have a conflict because he is the Chief Financial Officer of both Patni and the Promoters. The conflicted directors (Mr. Murthy, Mr. Singh and Mr. Göran Lindahl) and Mr. Sircar did not participate in the deliberations of the independent non-interested directors with respect to the Delisting Proposal and the interested directors did not vote on the Delisting Proposal at the November 16, 2011 board meeting.

•                  At the board meeting, PW & Co made an oral presentation of its analysis and findings with respect to the Delisting Proposal, which are summarized below.  PW & Co advised the board that the delisting was in the best interests of the minority shareholders.  Further, PW & Co concluded that delisting was the most viable option among the various alternatives considered by PW & Co.

•                  After the oral presentation by PW & Co, the independent non-interested directors sought clarity about the impact of the Delisting Proposal on the employees of Patni from Mr. Murthy and Mr. Sircar.  Mr. Murthy stated that the Promoters would endeavor to protect the economic interests of the employees.  The independent non-interested directors then asked them to explain the impact of the delisting on the career paths of the Patni employees. Mr. Murthy stated that the career paths of the employees could potentially benefit from the synergies created by the Delisting Proposal.

•                  After the PW & Co oral presentation and the clarifications from Mr. Murthy and Mr. Sircar regarding the interests of the Patni employees, the Patni board discussed the various legal aspects of the Delisting Proposal with Hogan Lovells US LLP and Wadia Ghandy & Co.

•                  Thereafter, the independent non-interested directors discussed the Delisting Proposal and the advice received from Patni’s legal advisors and PW & Co and determined that the Delisting Proposal was in the best interests of the minority shareholders and the best interests of Patni and its employees.  Consequently, the independent non-interested directors unanimously approved the Delisting Proposal and recommended that the holders of Patni’s Shares approve the Delisting Proposal.

•                  Pursuant to the above board resolution and in accordance with applicable regulations, Patni mailed the postal ballot materials to all the holders of Patni’s Shares on December 9, 2011, in order to enable its shareholders to vote on the Delisting Proposal.  In addition, Patni mailed additional voting instruction materials to holders of Patni’s ADSs on December 9, 2011.  On January 6, 2012, the necessary shareholder approval of the Delisting Proposal was received.

Summary of the Oral Presentation made by PW & Co at the Patni Board Meeting on November 16, 2011.

The PW & Co analysis considered three possible options for the minority shareholders of Patni: (i) the continued listing of Patni Shares on the Indian Stock Exchanges; (ii) the potential merger of the Promoters’ parent entity (iGATE) with Patni and (iii) the delisting of Patni shares from the Indian Stock Exchanges.  A summary of the presentation by PW & Co to the Patni board on November 16, 2011 is set forth below.

Continued Listing. PW & Co first reminded the board of the history of the Promoters’ investment in Patni and indicated that the Promoters completed their acquisition of Patni’s Shares in May 2011, which increased the Promoters’ aggregate equity interest in Patni to approximately 80.5% of the current paid up equity share capital of Patni on a fully diluted basis.  PW & Co pointed out that this percentage ownership by the Promoters is above the maximum ownership permitted under the listing rules of the Indian Stock Exchanges.  Under the listing rules of the Indian Stock Exchanges, unless the Promoters acquire all of the outstanding Shares of Patni, the Promoters must, within a period of one year, take steps to reduce their shareholding percentage, such that the public float of the Shares of Patni is 25% or higher. PW & Co pointed out that this ownership reduction can be accomplished in one of two methods:(i) Patni can issue new Shares to increase the total outstanding Shares and thereby reduce the Promoters’ ownership percentage; or (ii) the Promoters can sell Patni’s Shares in the stock markets.

PW & Co noted that, based upon its discussion with Patni management, Patni has no need for any additional capital and therefore a new issuance of Shares by Patni is not a viable option. Further, as regards the market price of Patni’s Shares, and the factors that impacted the price, PW & Co stated that (i) the market was currently volatile and falling and therefore there was already downward pressure on the stock price of Patni; (ii) several analysts have excluded Patni from their coverage; (iii) there is a low float of Patni’s Shares in the markets; and (iv) in light of the iGATE acquisition, the speculative interest in the Patni’s securities was non-existent. Therefore, the sale of Shares by the Promoters would only further add to the downward pressure on the market price of the Patni’s Shares.

Considering the pricing-related factors discussed above, PW & Co concluded that a sale of Patni’s Shares by the Promoters in the secondary market would also only add to the downward pressure on the market price of the Patni’s Shares.

For the reasons discussed above, PW & Co advised the board that the continued listing of Patni’s Shares on the Indian Stock Exchanges was not the option that was in the best interests of the minority shareholders of Patni.

Merger of the Promoter Parent and Patni. PW & Co’s oral presentation also included a discussion regarding a potential merger of the Promoters’ parent entity (iGATE) with Patni. PW & Co stated at the outset that they were not aware of any merger proposal.  However, PW & Co considered this alternative in order to understand the viability of this option.  A cross-border merger of an offshore company into an Indian company (or vice versa) was not a viable option as it involved a number of regulatory and foreign exchange issues.  Considering the complications in this process, PW & Co advised the board that it believed the merger option would not be the best option available to the minority shareholders.

Delisting. The third alternative to be discussed was the delisting option.  PW & Co indicated that, as required by the applicable regulations of the Securities and Exchange Board of India (“SEBI”), the pricing of the Delisting Offer would be determined by the shareholders themselves through a Reverse Book Building Process where the final price is determined on the basis of how shareholders bid.

In addition, PW & Co reminded the board of the fact that during the open offer made earlier in the year by the Promoters under the SEBI takeover regulations, at the time of their acquisition of the equity shares of Patni, there was an over subscription to such offer, which PW & Co believed reflected an interest of the Public Shareholders to exit from the Shares of Patni.  Further, based on an analysis of past delisting transactions, PW & Co also noted that the minority shareholders often received a premium to market value, and therefore a delisting pursuant to the Delisting Regulations typically provided minority shareholders with a better exit opportunity even compared to mergers (as in mergers, share values are often based on the fair value of the two companies in consideration).  Specifically, PW & Co advised the board that in the six successful recent delistings that PW & Co had reviewed, the premium to market ranged from 8% to 87%.

PW & Co then concluded by stating that in their view the delisting was (i) in the best interests of the minority shareholders and (ii) the most viable option among the various alternatives considered by PW & Co.

Interests of Patni Employees. The Board was informed that the feasibility of the proposal for employees was being considered, pursuant to which (i) unvested employee stock options would be replaced with other options in the Promoter parent at fair value, and (ii) as regards employees who were holding vested share options, funding would be facilitated, so that such employees could exercise such options and tender the equity shares in the delisting offer.  In this regard, Mr. Murthy and Mr. Sircar stated that the Promoters would endeavour to protect the economic interests of the employees.  The board of Patni requested that a formal plan be prepared in such a manner as to ensure that the economic interests of the employees as option holders in Patni is not negatively impacted.  The independent non-interested Directors then asked them to explain the impact of the delisting on the career paths of the Patni employees.  Mr. Murthy stated that the career paths of the Patni employees would stand to benefit from the growth synergies created by the Delisting Offer.

Benefit to Patni. PW & Co also advised the board that as a publicly listed entity, Patni incurs an amount of expenses on account of operational and compliance mechanisms that are in place, and that the delisting of the Shares and ADSs would result in a reduction of costs, which would benefit the Company.  PW & Co also pointed out, as per information received from Patni’s management, that the costs of any delisting would be borne by the Promoters and not the Company.

Independent Non-Interested Directors Determination on the Delisting Proposal. After the PW & Co oral presentation and clarifications from Mr. Murthy and Mr. Sircar regarding the interests of the Patni employees, the independent non-interested directors discussed the various legal aspects of the Delisting Proposal with Hogan Lovells US LLP and Wadia Ghandy & Co.

Thereafter, the independent non-interested directors requested all other directors and representatives to excuse themselves except for the domestic legal advisors, Wadia Ghandy & Co., who were requested to stay on.  The other directors and representatives then left the meeting of the Patni board.

The independent non-interested directors then (i) discussed the Delisting Proposal and the advice received from Patni’s legal advisors and PW & Co and (ii) upon the completion of their deliberations, determined that the Delisting Proposal was in the best interests of the minority shareholders, the Company and its employees.

Consequently, the independent non-interested directors unanimously approved the delisting of the Shares and, in accordance with the Delisting Regulations, recommended that the holders of Patni’s Shares approve the Delisting Proposal.  In reaching this conclusion, the non-interested directors of Patni considered all of these factors listed above as a whole, and did not assign any weight to the respective factors.

The independent non-interested directors did not consider any factors, other than as stated above, regarding the procedural fairness of the Delisting Proposal to minority holders of equity shares, as it is Patni’s view that the factors considered provide a reasonable basis to form its belief.

Patni’s Position Regarding Substantive Fairness of the Discovered Price in the Delisting Offer

The independent non-interested directors of Patni have concluded that the Discovered Price being offered to the shareholders during the Subsequent Offering Period of the Delisting Offer is substantively fair to the unaffiliated minority holders of Patni’s shares of Common Stock and ADSs based on the factors listed below.  Due to the nature of the Delisting Offer, there has been no negotiation of the Discovered Price between the Promoters and Patni, any of the independent non-interested directors of Patni or any other Patni representative acting on behalf of Patni’s unaffiliated minority holders of Patni’s shares of Common Stock and ADSs.

Factors Considered

The independent non-interested directors believe these factors support their conclusion that the Discovered Price being offered during the Subsequent Offering Period of the Delisting Offer is substantively fair to the unaffiliated minority holders of Patni’s Common Stock and ADSs:

•                  based on Patni’s independent non-interested directors’ knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position, they believe that the Delisting Offer is more favorable to the unaffiliated minority holders of Patni’s shares and ADSs than any other alternative reasonably available to the Company and the unaffiliated minority holders of Patni’s shares and ADSs as described above under the caption “— Patni’s Position Regarding Procedural Fairness of the Delisting Proposal,” including the alternative of a continued listing of Patni’s Common Stock on the Indian Stock Exchanges;

•                  the consideration of Rs. 520 per share represents a price that the Public Shareholders of Common Stock deemed to be fair because the price was set by the holders of Common Stock pursuant to a price discovery mechanism, which is known in India as a Reverse Book Building Process, as discussed in greater detail above.

•                  the unaffiliated minority holders of Patni’s shares of Common Stock and ADSs will not be forced to participate in the Delisting Offer, and can continue to hold shares of Patni’s Common Stock and participate in the future of the Company if they wish to do so;

•                  due to the all-cash consideration in the Subsequent Offering Period of the Delisting Offer, the unaffiliated minority holders of Patni’s Common Stock and ADSs will be able to promptly realize liquidity for their investment, which will provide them with certainty of the value of their shares of Common Stock and ADSs;

•                  under the Delisting Regulations, the Promoters are required to maintain, for up to one year after the delisting of the Common Stock from the Indian Stock Exchanges, an exit window which would allow shareholders to tender their Shares to the Acquirer at the Discovered Price;

•                  the current global economic conditions and the potential effects on Patni’s financial condition;

•                  the unaffiliated minority holders of Patni’s shares of Common Stock and ADSs will not be exposed to the risks and uncertainties relating to the Company’s prospects (including the risks described under the caption entitled “Risk Factors” in Patni’s Annual Report on Form 20-F for the year ended December 31, 2011);

•                  other than the proposal of the Promoters, Patni has not received any recent acquisition proposals; and

•                  the independent non-interested directors of Patni’s belief that it was unlikely that any transaction with a third party could be consummated at this time in light of the ownership percentage of the Promoters.

The independent non-interested directors are not aware of, and thus did not consider in their fairness determination, any offers or proposals made by any unaffiliated third parties with respect to a merger or consolidation of the Company with or into another company, a sale of all or a substantial part of the Company’s assets, or a purchase of Company voting securities that would enable the holder to exercise control over the Company.

Neither Patni nor the independent non-interested directors received any independent reports, opinions or appraisals from any outside party related to the Discovered Price, and thus the independent non-interested directors did not consider any such reports, opinions or appraisals in determining the substantive fairness of the Discovered Price to the unaffiliated minority shareholders and ADS holders.

In addition to the foregoing factors that support the independent non-interested directors’ belief that the Discovered Price being offered in the Subsequent Offering Period is substantively fair to the unaffiliated minority shareholders, the independent non-interested directors also considered the following factors that might adversely affect this conclusion:

•                  following the tender of Shares into the Delisting Offer, the Company’s unaffiliated minority shareholders will cease to participate in the Company’s future earnings or growth, if any, or benefit from an increase, if any, in the value of their holdings in the Company; and

•                  the independent non-interested directors decided not to retain an independent financial advisor to provide a fairness opinion as to the substantive fairness of the Discovered Price, which decision was made in view of the extensive knowledge that the independent non-interested directors have of the Company’s business and due to the factors supporting the procedural fairness of the Delisting Proposal (in particular the price discovery mechanism contained in the Reverse Book Building Process).

After having given these negative factors due consideration, the independent non-interested directors concluded that neither of these factors, alone or in the aggregate, is significant enough to outweigh the other factors described above, on which the independent non-interested directors based their determination that the Discovered Price being offered in the Subsequent Offering Period is substantively fair to the Company’s unaffiliated minority shareholders.

In reaching the conclusion that the Discovered Price being offered in the Subsequent Offering Period is substantively fair to the unaffiliated shareholders, the independent non-interested directors considered all of these factors above as a whole, and did not quantify or assign any relative weight to the factors considered.

The independent non-interested directors have not considered any factors, other than as stated above, regarding the substantive fairness of the Discovered Price, and it is the independent non-interested directors’ view that the factors considered provide a reasonable basis to form their belief.

Recommendation of the Independent Directors of Patni to Tender

On April 20, 2012, the independent non-interested directors of Patni’s board of directors considered the fairness of the Delisting Offer and the Discovered Price being offered during the Subsequent Offering Period and determined that the Discovered Price is fair to the unaffiliated shareholders and holders of ADSs. The independent non-interested directors of Patni’s board of directors recommend that a shareholder tender his, her or its shares of Common Stock to the Acquirer.

Intent to Tender.

Except as noted below, no Patni director, executive officer, affiliate or subsidiary intends to tender into the Delisting Offer any of the Shares or ADSs that are held of record or beneficially owned by such persons. Directors and executive officers of the Company own, in the aggregate, 9,151 Shares and options, in the aggregate, for 24,500 Shares, which options become exercisable over the next 12 months. It is the current intention of those directors and executive officers to tender such shares and, upon exercise of such options, to tender those Shares into the Delisting Offer during the Subsequent Offering Period.

The information disclosed under Item 3 above is incorporated into this Item 4 by reference.

ITEM 5.                          PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Solicitations or Recommendations.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to holders of Shares concerning the Delisting Offer.

ITEM 6.                          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

There have been no transactions in the Shares or the ADSs by the Company, or to the Company’s knowledge by its directors, executive officers, affiliates (other than the Promoters pursuant to the Delisting Offer) or subsidiaries during the past 60 days.

ITEM 7.                          PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as otherwise set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Delisting Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, the Shares by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

ITEM 8.                          ADDITIONAL INFORMATION

Other material information.

None

ITEM 9.                          EXHIBITS.

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Letter of Offer dated March 14, 2012 (incorporated by reference to Exhibit (a)(1)(B) to Amendment No. 1 to Schedule TO filed by the Promoters on May 25, 2012)
(a)(1)(A)(i)	Exit Letter of Offer, dated May 22, 2012 (incorporated by reference to Exhibit (a)(1)(A) to Amendment No. 1 to Schedule TO filed by the Promoters on May 25, 2012)
(a)(1)(A)(ii)	Application Form dated May 22, 2012 to tender Shares (incorporated by reference to Exhibit (a)(1)(C) to Amendment No. 1 to Schedule TO filed by the Promoters on May 25, 2012)
(a)(1)(B)	Postal Ballot Notice, dated December 5, 2011 (incorporated by reference to Exhibit 99.1 to Patni’s Form 6-K filed on December 9, 2011)
(a)(1)(C)

Patni Computer Systems Limited letter to the Holders of American Depositary Shares, dated December 6, 2011 (incorporated by reference to Exhibit (a)(1)(C) to Patni’s Schedule 13E-3 filed on December 21, 2011)

(a)(1)(D)	Patni Computer Systems Limited letter dated November 16, 2011 (incorporated by reference to Patni’s Form 6-K furnished on November 17, 2011)
(e)(1)

Share Purchase Agreement, dated January 10, 2011, by and among Mr. Gajendra K. Patni, Mr. Ashok K. Patni and Mr. Narendra K. Patni, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (incorporated by reference to Exhibit 1 to Patni’s Schedule 14D-9 filed on April 1, 2011)

(e)(2)

Share Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Limited (incorporated by reference to Exhibit 2 to Patni’s Schedule 14D-9 filed on April 1, 2011)

(e)(3)

Securities Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Limited (incorporated by reference to Exhibit 3 to Patni’s Schedule 14D-9 filed on April 1, 2011)

(e)(4)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.4 to iGATE’s Form 8-K filed on January 12, 2011)
(e)(5)

Letter Agreement, dated as of January 11, 2010, by and among Pan-Asia iGATE Solutions, iGATE Global Solutions Limited and Patni Computer Systems Limited (incorporated by reference to Limited (incorporated by reference to Exhibit 4 to Patni’s Schedule 14D-9 filed on April 1, 2011)

(g)	None

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATNI COMPUTER SYSTEMS LIMITED

By:	/s/ Arun Kanakal
Name: Arun Kanakal
Title: Company Secretary
Date: May 30, 2012